Exhibit 99.1

Santiago, October 26, 2016
GG /0227/ 2016

Mr.
Carlos Pavez Tolosa.
Superintendent of Securities and Insurance
Present

  Ref.:     Material Event Notice: Acquisition of Shares by our Controlling Shareholder.

For your consideration:

In accordance with the provisions set forth in Articles 9 and 10 of the Law 18,045 on Securities Markets and Chapter 18-10 of the Norms Compilation of the Superintendence of Banks and Financial Institutions, and as duly authorized, Itaú Corpbanca communicates the following material event notice:
As of this date, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) has announced that its subsidiary ITB Holding Brasil Participações Ltda. has indirectly acquired 10,908,002,836 shares of Itaú Corpbanca (the “Shares”), for a purchase price of CLP$60,040,063,731.97.  The possibility of implementing the acquisition of the Shares was already set forth in the shareholders’ agreement entered into on April 1, 2016, by and between Itaú Unibanco and Corp Group and certain of its affiliates. As a result of this acquisition, Itaú Unibanco has increased its shareholding in Itaú Corpbanca from approximately 33.58% to approximately 35.71%, without altering its current governance.
This transaction was consummated through the acquisition of 100% of the capital stock of CGB II SpA, the entity that currently owns the Shares.  All the regulatory approvals needed to execute the referenced transaction have been duly obtained.
Sincerely,

Rogério Braga
Acting Chief Executive Officer
Itaú Corpbanca

CC: Superintendencia de Bancos e Instituciones Financieras
CC: Bolsa de Comercio de Santiago
CC: Bolsa Electrónica de Chile
CC: Bolsa de Corredores de Valparaíso